EXHIBIT 21.1

Edgewater Technology, Inc. owns one hundred percent (100%) of the issued and outstanding shares of each of the following subsidiaries.

Subsidiary	State or Country of Origin
Edgewater Technology (Delaware), Inc.	Delaware, USA

Edgewater Technology-Ranzal, LLC	Delaware, USA

Fullscope, Inc.	Delaware, USA